SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
Public-held Company – CVM Code No. 00482-0
CNPJ/MF No. 42.150.391/0001 -70
NIRE No. 29.300.006.939

MARKET ANNOUNCEMENT

Braskem S.A. (“Braskem”), in compliance with the Securities Registration Office (Superintendência de Registro de Valores Mobiliários - “SRE”) determination contained in Official Letter/CVM/SER/GER-1/No. 885/2007, hereby makes public to the market that in the analysis process for the acquisition of shares of the companies belonging to the Ipiranga Group by Ultrapar Participações S.A., Petróleo Brasileiro S.A. and Braskem, resulting from the Sale and Purchase Agreement dated March 18, 2007, SRE, the technical sector of the Brazilian Securities Commission (“CVM”), stated that it is not necessary to carry out a public tender offer for the shares (“OPA”) of Copesul – Companhia Petroquímica do Sul (“Copesul”), specifically with respect to disposal of control, pursuant to article 254-A of Law 6.404/76, since this results in the control being held by the controlling company Braskem, which already exercised its control, although jointly, and mainly on equal conditions, with another company – Ipiranga Petroquímica S.A.

It also clarifies that the request for registration of an OPA so as to delist the publicly-held capital of Copesul is still being analyzed by CVM pursuant to article 4, paragraph 4 of Law 6404/76 and articles 16 to 25 of CVM Instruction 361/2002, and in accordance with information previously disclosed in the Relevant Fact notices published on March 19, 2007 and April 19, 2007.

The SRE stand is included in MEMO/SRE/GER-1/N° 147/2007, dated May 16, 2007, copies of which can be taken from CVM site: www.cvm.gov.br.

São Paulo, May 21st, 2007.

Carlos Fadigas
Chief Financial and Investor Relations Officer of
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2007

BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.